JNL SERIES TRUST
1 Corporate Way, Lansing, Michigan 48951
(517) 381-5500

September 9, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	JNL Series Trust
File Nos: 33-87244 and 811-8894

Dear Sir/Madam:

We are transmitting herewith for filing through EDGAR Post-Effective Amendment No. 96 to the Registration Statement under the Securities Act of 1933 and Amendment No. 97 under the Investment Company Act of 1940 for the above-referenced Registrant. This filing is being made pursuant to paragraph (a) of Rule 485.

This Amendment is being filed to reflect the following changes:

1)
The addition of the following Funds:

1) JNL/Franklin Templeton Global Multisector Bond Fund (Investment Sub-Adviser: Franklin Advisers, Inc.); and

2) JNL/Brookfield Global Infrastructure Fund (Investment Sub-Adviser: Brookfield Investment Management Inc., and Investment Sub-Sub-Adviser AMP Capital Brookfield (US) LLC).

2)	To reflect other changes.

If you have any questions, please contact me at 517-367-4336.

Sincerely,

/s/ Susan S. Rhee

Susan S. Rhee
Vice President, Counsel & Secretary

encs.

JNL SERIES TRUST
1 Corporate Way, Lansing, Michigan 48951
(517) 381-5500

September 9, 2011

U.S. Securities and Exchange Commission	VIA FACSIMILE (202) 772-9285
Office of Insurance Products
Division of Investment Management
Attn: Deborah D. Skeens

Re:	JNL Series Trust
File Nos: 33-87244 and 811-8894

Dear Commissioners:

I am writing on behalf of the above referenced registrant.  We acknowledge and agree that: should the Commission (or its staff acting pursuant to delegated authority) declare the above- referenced registration statements effective, it does not foreclose the Commission from taking any action with respect to the filings; the action of the Commission (or its staff acting pursuant to delegated authority) declaring the filings effective does not relieve us from full responsibility for the adequacy and accuracy of the disclosures in the filings; and we may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me at 517-367-4336.

Sincerely,

/s/ Susan S. Rhee

Susan S. Rhee
Vice President, Counsel & Secretary